SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

             Information statement pursuant to Rule 13d-1 and 13d-2

                               (Amendment No. ___)


                       Avalon Correctional Services, Inc.
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                                   (name of issuer)

                    Common Stock, par value $ .001 per share
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                         (title of class of securities)


                                   053436 10 1
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                                 (CUSIP number)

                                 March 19, 2001
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             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[   ]    Rule 13d-1(b)
[ X ]    Rule 13d-1(c)
[   ]    Rule 13d-1(d)


*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053436 10 1

1)       Name of Reporting Persons I.R.S. Identification No.:

         John Patrick O'Shea

2)       Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)  ____________________________

         (b)  ____________________________

3)       SEC Use Only: _________________________

4)       Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person:

5)       Sole Voting Power:  239,889

6)       Shared Voting Power: 0

7)       Sole Dispositive Power: 239,889

8)       Shared Dispositive Power: 0

9)       Aggregate Amount Beneficially Owned by Each Reporting Person:

         239,889

10)      Check if the Aggregate Amount in Row 9 Excludes Certain Shares: _____

11)      Percent of Class Represented by Amount in Row 9: 5.03%

12)      Type of Reporting Person (see instructions): IN

Item 1(a).        Name of Issuer:

                  Avalon Correctional Services, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  13401 Railway Drive, Oklahoma City, OK  73114

Item 2(a).        Name of Person Filing:

                  John Patrick O'Shea

Item 2(b).        Address of Principal Business Office or, if none, residence:

                  100 Park Ave, 28th Floor, New York, NY  10017

Item 2(c).        Citizenship:

                  USA

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $ .001 per share

Item 2(e).        CUSIP Number:  053436 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

(a)               Broker or dealer registered under Section 15 of the Act,

(b)               Bank as defined in Section 3(a)(6) of the Act,

(c)               Insurance Company as defined in Section 3(a)(19) of the Act,

(d)               Investment Company registered under Section 8 of the
                    Investment Company Act of 1940,

(e)               Investment Adviser in accordance with 13d-1(b)(1)(ii)(E)
                    Investment Advisers Act of 1940,

(f)               An Employee Benefit Plan or Endowment Fund in accordance with
                    13d-1(b)(1)(ii)(F),

(g)               A Parent Holding Company or control person in accordance with
                    Rule 13d-1(b)(1)(ii)(G),

(h)               A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act,

(i)               A church plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)               Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned: 239,889

(b)      Percent of class: 5.03%

(c)      Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote: 239,889

         (ii)  Shared power to vote or to direct the vote: 0

         (iii) Sole power to dispose or to direct the disposition of: 239,889

         (iv)  Shared power to dispose or to direct the disposition of: 0


Item 5. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8. Identification and Classification of Members of the Group.
Not applicable.

Item 9. Notice of Dissolution of Group.     Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              April 30, 2001
                                            -----------------------------------
                                              (Date)


                                              /s/ John Patrick O'Shea
                                            -----------------------------------
                                              (Signature)


                                              John Patrick O'Shea
                                            -----------------------------------
                                              (Name/Title)